May 4, 2015

By EDGAR, “CORRESP” Designation

Mr. John Cash
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Coty Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 28, 2014
Form 10-Q for the Fiscal Period Ended December 31, 2014
Filed February 5, 2015
File No. 1-35964

Dear Mr. Cash:

On behalf of Coty Inc. (the “Company”), this letter responds to your letter, dated April 7, 2015 (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2014 filed on August 28, 2014 and Form 10-Q for the Fiscal Period Ended December 31, 2014 filed on February 5, 2014. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

Form 10-K for the Fiscal Year Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Income Taxes, page 40

1.	You disclose on page 40 that your effective tax rate could fluctuate significantly and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates. To the extent that changes in the geographical mix of your income materially impacts your effective tax rate during the periods presented, please revise future filings to disclose the facts and circumstances that lead to the changes, identify the jurisdictions where you generate income, disclose the statutory tax rates for those jurisdictions, and address your expectations regarding future changes in the geographic mix and/or statutory rates. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment and note that the purpose of the paragraph in the disclosure is to alert the reader to the factors could impact the effective tax rate; we further note that, during the periods presented the impact of changes in the geographic mix to the annual effective tax rate were not deemed to be material. Disclosures regarding items that were deemed material in the periods presented were provided in the preceding paragraph. If the impact of our geographic mix becomes material to changes in the effective tax rate in future periods, we will provide the disclosure requested by the staff and as required in Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Critical Accounting Policies, page 49

Goodwill, Other Intangible Assets and Long-Lived Assets, page 49

2.	We note the material impairment charges you recorded. In order for investors to more fully understand the impairment charges you recorded and better assess the likelihood of additional impairment charges, please tell us and revise your future filings to address the following:
•	Quantify and discuss the most significant assumptions you used to determine the impairment charges you recorded;
•	Provide sensitivity analyses related to the impairment charges you recorded that indicate the potential impact of changes in significant assumptions on the charges recorded; and
•	Quantify and discuss the specific nature of material indefinite lived intangibles.

Response:

In light of the Staff’s comment, we propose to enhance our disclosure in our Form 10-K for the Fiscal Year Ended June 30, 2015 Critical Account Policies section to add the following disclosures to the existing disclosures under the respective captions:

Goodwill, Other Intangible Assets and Long-Lived Assets

Using an income approach, we prepared projections for two distinct turn-around options and applied a weighted-average probability expectation to these options. The options considered were 1) a significant reduction in the number of sales representatives with a corresponding reduction in sales of TJoy products and a shift in focus to larger distributors and accounts and 2) discontinuing distribution of the TJoy brand and outsourcing adidas through a single distributor in China. The most significant assumptions utilized in our model included a range of revenue growth rates of 1.2% to 5.0%; a perpetual growth rate in the terminal year of 4.0%; blended federal and local tax rate of 30%; and a market-based weighted average cost of capital of 13.0%. Based on this analysis, we determined that the carrying value of the reporting unit exceeded its fair value and therefore recorded an impairment charge, resulting in a full write off of the remaining goodwill balance for this reporting unit. We believe that the assumptions used in the projections are reasonable. If we had used average and perpetual growth rates that were 7% and

3% higher, respectively, than the rate assumptions used in the projections, goodwill would not have been impaired.

Other Intangible Assets

Our indefinite-lived other intangible assets of $1,115.2M are comprised solely of trademarks for the following brands: OPI $660.0M, philosophy $265.3M, Sally Hansen $182.2M, and three other brands totaling $47.7M.

 Form 10-Q for the Period Ended December 31, 2014

Condensed Consolidated Financial Statements, page 1

Segment Reporting, page 9

3.	In your Form 8-K filed July 9, 2014, you indicate your board of directors approved your new organizational design at its meeting on June 19, 2014. Please explain why you waited until the first quarter of fiscal 2015 to reevaluate the impact of the Organizational Redesign restructuring program on the determination of your operating segments and reporting units. Please explain why the reclassification of the Playboy brand from the Fragrances to the Skin & Body Care operating segment was not reflected in your financial statements as of June 30, 2014. Please refer to ASC 280-10-50-34.

Response:

In response to the Staff’s comment we note that, notwithstanding the announcement of our new Organizational Redesign in June 2014, its implementation, including the appointment of our current interim-CEO on September 28, 2014, was still in process of being implemented by the end of the first quarter of the fiscal 2015. As we have disclosed in our Form 10-K, 10-Q and 8-K filings the full implementation is not expected to be completed until fiscal 2017. The implementation required changes to our information systems to enable internal and external financial reporting based on the new Organizational Redesign, including the shift of the Playboy brand from the Fragrances to the Skin & Body Care operating segment, that were not completed until shortly before reporting our results for the first quarter on that basis on November 6, 2014. Throughout fiscal 2014 and the filing of our 10-K for the fiscal year ended June 30, 2014 on August 28, 2014 our internal reporting to our CODM and external reporting was based on our old organizational design. Based on our fact pattern, we believe that it was appropriate to only provide the restated segment information in our Form 10-Q for the three months ended September 30, 2014 in accordance ASC 280-10-50-34 and to date we have not filed a new registration statement that would require us to restate segment disclosures for fiscal 2014 and 2013, in accordance with FRM 13100. We intend to provide restated segment information for fiscal 2013 and 2014 in our 10-K for the period ended June 30, 2015.

We note that we voluntarily filed Form 8-K on November 12, 2014, shortly after reporting our results for the first quarter of fiscal 2015, to provide investors with restated selected financial information for fiscal 2013 and 2014 on the basis of our new Organizational Redesign.

4.	We note from your Form 8-K filed July 9, 2014 that, as part of your Organizational Redesign, you restructured your business and undertook a series of management changes. These changes included the designation of four consumer driven product categories and four regions with each region being led by a senior vice president and dedicated management team. So that we may better understand how the redesign impacted your determination of your reportable segments, operating segments and reporting units, please address the following:
•	Describe your organizational structure before and after the redesign;
•	Explain how you determined your Chief Executive Office is the CODM;
•	Tell us how you determined your reporting units, operating segments, and reportable segments after the redesign; and
•	Explain how your CODM interacts with the senior vice presidents for each geographic region and the CMOs for each brand category, including how often they meet, the type of information they provide to each other and how you considered their roles and responsibilities in determining your operating segments for the fiscal year ended June 30, 2015.

Response:

Prior to the Organizational Redesign, the Company had three operating and reportable segments (“Segments”): Fragrances, Color Cosmetics (“Color”), and Skin & Body Care (“S&B Care”). The Company operated as a matrix organization with each segment reporting into the two divisions aligned by distribution channels: Coty Prestige and Coty Beauty, with the exception of Color which only reported into the Coty Beauty division. Based on this structure, we determined that there were five reporting units as follows: Prestige – Fragrances, Prestige - S&B Care, Beauty – Fragrances, Beauty - Color and Beauty - S&B Care. The structure is summarized in the table below. The reporting units did not have individual managers. The President of each division had responsibility for all the operating results of all geographic locations. The two divisional presidents were members of the Executive Committee (EC) that reported to the Chief Executive Officer. The other members of the EC consisted of the Senior Vice Presidents of Finance, Supply Chain, R&D, Legal, and HR. It was determined that the CEO was the CODM. As explained in detail in the response to comment 45 in your comment letter dated July 26, 2012 and comment 22 in your comment letter dated November 14, 2012, the Company determined that the product categories Fragrances, Color, and S&B Care, represented its operating and reportable segments based on the information reviewed by and used by the CODM to make allocation decisions.

Operating and Reportable Segments
	Fragrance	Color	Skin & Body Care
Beauty	Beauty - Fragrance	Beauty - Color	Beauty - S&B Care
Prestige	Prestige - Fragrance	N/A	Prestige - S&B Care

As part of the implementation of the Organizational Redesign, the Company eliminated the Coty Prestige and Coty Beauty divisions. We separated the management of product category strategy and innovation from the management of operations, each run by one of our two former divisional Presidents. Category strategy comprises the same three operating and reportable segments as before the Organizational Redesign: Fragrances, Color, and S&B Care and reports to the President, Categories and Innovation. Operations is organized into four regions with region managers that report to the President, Global Markets. The two Presidents are members of the Executive Committee that reports to the Chief Executive Officer, who is still considered to be the CODM. The other members of the EC consist of the Senior Vice Presidents of Finance, Supply Chain, Legal, HR, R&D, and Business Development and meet monthly to review operating results of the operating and reportable segments: Fragrances, Color and S&B Care, which continues to be the way in which the CODM manages and reviews the performance of the Company and makes decisions about the allocation of resources. Since the Coty Prestige and Beauty divisions were eliminated, the Company’s Reportable and Operating segments are also deemed to be its reporting units, since the performance of the segments is no longer broken out between Beauty and Prestige.

Subsequent to the Organizational Redesign, we re-evaluated the requirements of ASC 280-10-50 and noted that the Company continues to operate as a matrix organization for which certain managers are responsible for global product categories and other managers are responsible for operations in geographic areas. Although the CODM continues to evaluate the business by product category and by geographic area, decisions regarding the allocation of resources are primarily driven by the performance of product categories. Allocation of resources to geography are secondary to the decision to allocate resources to product categories. Since we manage a portfolio of global and regional products and brands, decision regarding the allocation of resources starts with decision about the allocation of resources to product categories. Such allocation decisions are subsequently translated into allocation to global and regional initiatives. The Company also considered the guidance in ASC 280-10-50-9, which further supports the identification of product categories as operating segments, since it states that (emphasis added): “The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.”

While the Executive Committee reviews the performance of the business and all members provide input to the CEO regarding strategic alternative and proposed allocation of resources, we determined that the CEO is the CODM, since the CEO has the sole authority and responsibility to make resource allocation decisions to the operating segments. After the CEO exercises this authority the presidents and product category managers have the authority to allocate those resources to support the development of certain products and brands within an operating segment. We note in this respect that the Company is controlled by one shareholder who controls the appointment of the CEO.

The CODM reviews financial information below the level of three operating segments. When the CODM evaluates the performance of the business below the operating segment level the focus is on the revenue of individual brands or groups of smaller brands in each product category. Revenue is considered the most important performance indicator at the brand and product level, and revenue information at that level is reviewed on a regular basis by the CODM. Summarized information of revenues broken down by these categories below the level of our operating segments are provided in our segment note as requested by the Staff in its comments provided during the review of the Company’s Registration Statement on Form S-1 filed in connection with its Initial Public Offering in 2012.

The CODM meets with the SVP for each geographic region on a quarterly basis to review the operating results for major geographic areas within that region. The information that is reviewed includes actual revenues and operating income results versus the plan and the prior year results with explanations of the drivers behind changes in expectations as well as a review of market conditions. The CODM does not meet with CMOs for brand category on a regular basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Net Revenues by Geographic Regions, page 28

5.	Please explain to us why the groupings of the regions you present in MD&A starting on page 28 (Americas, EMEA, and Asia Pacific) are not consistent with the four regions in your Global Markets group as announced in your July 9, 2014 Form 8-K (North America, Europe, APAC/MEA, Latin America).

Response:

As described in response to comment 3, the Company concluded that its geographies do not represent operating segments and has determined that its operating and reportable segments are based on its product categories: Fragrances, Color and S&B Care.

The four regions mentioned in our July 9, 2014 Form 8-K (North America, Europe, APAC/MEA, Latin America) are based on our organization structure used to manage our geographical operations under the new Organization Redesign. In that 8-K these were disclosed to communicate who were appointed as Senior Vice Presidents for each region.

The geographic grouping and analysis provided in the MD&A (Americas, EMEA, and Asia Pacific) is provided on a voluntary basis by the Company to present investor’s geographical information that is comparable to our main competitors. The Company provides this information as supported by Regulation S-K Section 229.303 Management’s Discussion and Analysis of Financial Condition and Results of Operations which states (in part):

(a)                …The discussion shall provide…such other information that the registrant believes to be necessary to an understanding of its financial condition, changes in its financial condition and results of operations…. Where in the registrant’s judgment a discussion of segment information or of other subdivisions of the registrant’s business would be appropriate to an understanding of such business, the discussion shall focus on each relevant, reportable segment or other subdivision of the business and on the registrant as a whole.

We respectfully note that there is no reporting requirement to provide information for the geographic groupings used by the Company to manage its internal operations unless the geographic groupings are determined to be reportable segments.

Liquidity and Capital Resources, page 42

Debt, page 42

6.	Please revise future filings to disclose if you were in compliance with all debt covenants as of the most recent period presented.

Response:

In response to the Staff’s comment, we will revise future filings including our Form 10-Q for the Quarter Ended March 31, 2015, to state the following: “The Company is in compliance with all financial covenants within the Agreements as of March 31, 2015.”

We acknowledge that Coty Inc.:

•	is responsible for the adequacy and accuracy of disclosure in its filings with the SEC;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings with the SEC;
•	may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please do not hesitate to call Coty Inc. Chief Accounting Officer Thomas Muench at (212) 479-4340 or myself at (212) 479-4535.

Very truly yours,

/s/ Patrice de Talhouët

Patrice de Talhouët

cc:	Lisa Etheredge, Securities and Exchange Commission Anne McConnell, Securities and Exchange Commission Edward M.Kelly, Securities and Exchange Commission

Pamela Long, Securities and Exchange Commission
Jules Kaufman, Coty Inc.

Thomas Muench, Coty Inc.